Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281062

Dated December 9, 2024

This free writing prospectus relates to the proposed distribution in the form of a dividend by CytoSorbents Corporation (the “Company”) to holders of the Company’s common stock (“Common Stock”) and certain eligible warrantholders, non-transferable subscription right warrants to purchase an aggregate of up to 6,250,000 units, each unit consisting of one share of Common Stock, one Series A Right Warrant to purchase one share of Common Stock, and one Series B Right Warrant to purchase one share of Common Stock by CytoSorbents Corporation. This free writing prospectus should be read together with the prospectus supplement, dated December 9, 2024 (the “Prospectus Supplement) and the accompanying base prospectus included in the Registration Statement on Form S-3 (File No. 333-281062), which was declared effective on September 30, 2024.

The Company has filed a Registration Statement (including a prospectus) and a Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein), the Prospectus Supplement, and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, you may request it from D.F. King & Co., Inc. at (800) 549-6864 (toll-free) or (212) 269-5550 (broker-dealers and nominees) or by email at CTSO@dfking.com.

NASDAQ: CTSO Rights Offering Overview December 5, 2024

Safe Harbor Statement Statements in this presentation regarding CytoSorbents Corporation and its operating subsidiaries CytoSorbents Medical, Inc . and CytoSorbents Europe GmbH that are not historical facts are forward - looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements . Any such forward - looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . It is routine for our internal projections and expectations to change . Although these expectations may change, we are under no obligation to inform you if they do . Forward - looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words “estimate,” “intend,” target,” “will,” “is likely,” “would,” “may,” or, in each case, their negative, or words or expressions of similar meaning . These forward - looking statements are found at various places throughout this presentation and include information concerning possible or assumed future results of our operations ; business strategies ; future cash flows ; financing plans ; plans and objectives of management ; any other statements regarding future operations, future cash needs, business plans and future financial results, and any other statements that are not historical facts . Unless otherwise indicated, the terms “CytoSorbents,” “Company,” “we,” “us,” and “our” refer to CytoSorbents Corporation . Any or all of the forward - looking statements included in this presentation are not guarantees of future performance expectation and may turn out to be inaccurate . These forward - looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors . Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward - looking statements . Actual events or results may differ materially from those contained in the projections or forward - looking statements . The following factors, among others, could cause our actual results to differ materially from those described in these forward - looking statement : our history of losses ; potential fluctuations in our quarterly and annual results ; competition, inability to achieve regulatory approval for our device, technology systems beyond our control and technology - related defects that could affect the companies’ products or reputation ; risks related to adverse business conditions ; our dependence on key employees ; competition for qualified personnel ; the possible unavailability of financing as and if needed ; and risks related to protecting our intellectual property rights or potential infringement of the intellectual property rights of third parties . This list is intended to identify only certain of the principal factors that could cause actual results to differ from those discussed in the forward - looking statements . Readers are referred to a discussion of important risk factors detailed in the Company’s 2023 Form 10 - K filed with the Securities and Exchange Commission on March 15 , 2024 , and other reports and documents filed from time to time by us, which are available online at www . sec . gov . 2

CytoSorbents at a Glance



Blood from Patient
Toxins Adsorbed
Resulting in normal or more physiologic levels

- **Platform** blood purification technology for removing toxins and harmful substances from the blood
- **High margin** “razorblade” that is “plug and play” into existing hospital blood pumps
- **Two main products** leveraging the underlying polymer technology
  - **CytoSorb**
    - Treatment of life-threatening conditions in the ICU and cardiac surgery
    - Core business with ~$34 million in trailing 12-month product sales (~100% OUS)
    - E.U. Approved with >250,000 CytoSorb devices utilized cumulatively to date in 76 countries



CytoSorb 300
REGAIN CONTROL

  - **DrugSorb ATR**
    - Investigational device to remove “blood thinners” / antithrombotic drugs during urgent cardiovascular surgery
    - Two FDA Breakthrough Device Designations
    - Submitted to FDA in September 2024 and Health Canada in November 2024 with regulatory decisions expected in 2025
    - If approved/cleared, we expect to begin commercialization rapidly, targeting a significant unmet need in large U.S. and Canada addressable markets

*As of 9/30/24

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CytoSorbents™

About Cyto Sorbents Rights Offering

5 What is a Rights Offering? CytoSorbents issues a dividend in the form of a “right” to every stockholder and certain warrant holders (together “Sharehold ers ”) of record. Each right gives the Shareholder an opportunity, but not the obligation, to purchase securities of CytoSorbents in proportion to their existing equity percentage interest. For those who elect to exercise their right, it allows for equitable participation and an opportunity to preserve and potenti all y increase their relative equity interest in the Company. Those who do not participate may have their ownership diluted but will still mainta in their shares. We expect many Shareholders will exercise their basic rights while others may not. Therefore, participating Shareholders who fu lly exercise their basic subscription rights may take advantage of an over - subscription privilege, which allows them to purchase a p ortion of the securities that remain unsubscribed by others, further increasing their ownership stake. Shareholders will receive communications from their brokers or the Company’s Information and Subscription Agents with informa tio n on the Offering. Once the rights offering is completed, the Company will distribute the securities in a timely manner to brokerage accounts. All net proceeds will go to the Company to support the business. A Rights Offering is often considered the “Fairest” method for a company to raise capital as it provides existing shareholders the exclusive right to participate, helping to preserve their proportional ownership and preventing dilution by outside investors

6 This offering is intended to strengthen CytoSorbents’ balance sheet Net proceeds will be used to satisfy a debt covenant where proceeds of $3.0 million to $5.0 million will unlock $3.0 to $5.0 million in restricted cash currently on our balance sheet on a dollar - for - dollar basis. For example, aggregate proceeds of $5.0 million would result in increased liquidity to the Company of approximately $10 million in unrestricted cash. Net proceeds will be also be used for general corporate purposes and are expected to fund the Company’s operations through anticipated FDA and Health Canda regulatory decisions on DrugSorb - ATR in 2025 and, if approved or cleared, the initial launch of the product Primary Use of Proceeds

7 Structure of Cyto Sorbents ’ Transaction Overview Subscription Right Choices Unit Definition Unit Pricing Each unit will consist of: • One share of common stock • A non - transferrable Series A Right Warrant to purchase one share of common stock • A non - transferrable Series B Right Warrant to purchase one share of common stock • Each unit is priced at $1.00 • Fully exercise all basic subscription rights to be eligible for the “over - subscription privilege” to purchase additional Units for which other rights holders do not subscribe • Partially exercise subscription rights • Do nothing, let rights expire • Investors who hold or buy CTSO stock by the end of Nasdaq trading on December 12, 2024 will be deemed a record date stockholder on December 13 th and will receive, at no charge, one basic subscription right for every share of common stock owned. Each Right entitles the purchase of one Unit

8 Series A and B Right Warrant Pricing Exercise Price Transaction Expiration Right Warrants 90% of the 5 - day volume weighted average price of the Company’s common stock over the 5 - trading days prior to the expiration date of the Series A Right Warrants, rounded down to the nearest whole cent but not lower than $1.00 and not higher than $2.00 Each Right Warrant is exercisable for one share of common stock February 24, 2025 ~45 days from the date of issuance unless extended by a period of no more than 30 days or terminated Series A 90% of the 5 - day volume weighted average price of the Company’s common stock over the 5 - trading days prior to the expiration date of the Series B Right Warrants, rounded down to the nearest whole cent but not lower than $2.00 and not higher than $4.00 Each Right Warrant is exercisable for one share of common stock April 8, 2025 ~90 days from the date of issuance, unless extended by a period of no more than 30 days or terminated Series B

Offering Caps

We will issue a maximum of 6.25 million Units and a maximum of 12.5 million shares of Common Stock in this offering, including the shares of Common Stock comprising the Units as well as the shares of Common Stock issuable upon exercise of the Right Warrants. If the Units are fully subscribed then we would have 6.25 million shares remaining available for issuance upon exercise of both the Series A and Series B Right Warrants. Upon reaching the share cap, any issued and unexercised Right Warrants will immediately expire worthless. We expect that if the Series A Right Warrants are not fully exercised, then up to 6.25 million shares of Common Stock may be available for issuance upon exercise of the Series B Right Warrants. By way of example:

If this many Units are subscribed for	6,250,000	6,250,000	6,250,000	6,250,000
and this # of Series A Right Warrants Exercise	6,250,000	5,000,000	4,000,000	3,000,000
then this # of Shares remain available for Series B Right Warrants	B expires	1,250,000	2,250,000	3,250,000
If this many Units are subscribed for	6,000,000	5,500,000	5,000,000	4,500,000
and this # of Series A Right Warrants Exercise	5,000,000	5,000,000	4,000,000	3,000,000
then this # of Shares remain available for Series B Right Warrants	1,500,000	2,000,000	3,500,000	4,500,000
If this many Units are subscribed for	6,000,000	5,500,000	5,000,000	4,500,000
and this # of Series A Right Warrants Exercise	3,000,000	3,300,000	3,600,000	3,900,000
then this # of Shares remain available for Series B Right Warrants	3,500,000	3,700,000	3,900,000	4,100,000

CytoSorbents™

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10 Key Dates Ownership Date (must hold or buy CTSO by stock market close to participate): December 13, 2024 Shareholder Record Date/Settlement Date (must own by the 13 th ): December 16, 2024 Subscription Period Begins: December 16, 2024 Unit Subscription Right Warrant Offering Expiration Date* January 10, 2025 Series A Right Warrant Expected Expiration ‡ February 24, 2025 Series B Right Warrant Expected Expiration ‡ April 10, 2025 * Subscription documents and payment must be received by the subscription agent, Equiniti Trust Company, LLC by 5PM ET on January 10, 2025 ‡ Right Warrant exercise instructions, documentation, and payment must be received by Equiniti prior to the relevant Right Warrant Expiration dates

For More Information 11 Aman Patel – ICR HealthCare ir@cytosorbents.com Information Agent Deal Manager for the Rights Offering Cyto Sorbents Investor Relations Moody Capital Solutions, Inc. info@moodycapital.com D.F. King & Co., Inc. (800) 549 - 6864 (toll - free) or (212) 269 - 5550 (broker - dealers and nominees) Company Contact Peter J. Mariani - CFO pmariani@cytosorbents.com Subscription Agent Equiniti Trust Company, LLC (800) 468 - 9716